

Mail Stop 4631

August 18, 2017

Via E-mail
Mr. Wayne M. Rehberger
Chief Financial Officer
Engility Holdings, Inc.
4803 Stonecroft Blvd.
Chantilly, VA 20151

> **Re: Engility Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 9, 2017**
> **Form 8-K Filed March 9, 2017**
> **Form 8-K Filed May 4, 2017**
> **Form 8-K Filed August 3, 2017**
> **File No. 1-35487**

Dear Mr. Rehberger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Consolidated Financial Statements

5. Goodwill and Identifiable Intangible Assets, page 57

1.   It appears you had 7 reporting units with goodwill in 2015 and 5 reporting units with goodwill in 2016. Please address the following:

- More fully explain to us the nature of and reasons for changes in your reporting units, including changes in your allocation of goodwill to each reporting unit; and

- Tell us whether you performed an interim impairment test related to existing reporting units before the change, if not, explain why.

Refer to ASC 350-20-35-45 and ASC 350-20-35-3Cf.

2. We note you disclose that your chief operating decision maker receives and evaluates consolidated financial information in order to allocate resources and assess performance and, as a result, you determined you have a single operating and reportable segment. We also note you indicate you have 3 business groups in investor presentations and earnings calls and you have 3 Senior Vice Presidents and Group Leaders related to Intelligence Solutions, Space Systems, and Defense. Please more fully explain to us what each Senior Vice President and Group Leader manages and how you determined the 3 business groups are not operating segments pursuant to ASC 280-10-50-1.

Form 8-K Filed March 9, 2017
Form 8-K Filed May 4, 2017
Form 8-K Filed August 3, 2017

3. We note you present the non-GAAP financial measures adjusted net income attributable to Engility and adjusted diluted earnings per share attributable to Engility. We also note these are non-GAAP performance measures since they are reconciled to net income and presented on a per share basis. It appears to us that essentially reflecting income tax expense on a cash basis in these measures is not appropriate. Please tell us how you intend to revise these non-GAAP financial measures in future earnings releases to comply with the guidance provided in Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction